UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
________________________
KINETA, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
49461C 102
(CUSIP Number)
Shawn Iadonato, Ph.D.
Chief Executive Officer
Kineta, Inc.
219 Terry Ave. N., Suite 300
Seattle, WA 98109
(206) 378-0400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 28, 2023
(Date of Event Which Requires Filing of This Statement)
_________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 49461C 102
1.	Name of Reporting Person
Shawn Iadonato
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
981,092*
	8.	Shared Voting Power
8,553**
	9.	Sole Dispositive Power
981,092*
	10.	Shared Dispositive Power
8,553**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
989,645
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
9.7%***
14.	Type of Reporting Person
IN
*Includes 305,862 shares of Common Stock underlying stock options that are exercisable within 60 days of November 28, 2023.
**Includes (i) 4,711 shares held of record by Baird Trust Company Tr FBO Shawn Iadonato Rollover IRA and (ii) 3,842 shares held of record by NuView IRA, Inc. FBO Shawn Iadonato 9914306. Dr. Iadonato shares voting and investment power over these shares.
***Percentage ownership is based on 10,214,945 shares of Common Stock of the Issuer outstanding as of September 30, 2023, as reported in the Issuer’s Registration Statement on Form S-3 (File No. 333-275309) filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2023 (the “S-3”).

SCHEDULE 13D
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed by Shawn Iadonato (the “Reporting Person”) with the Commission on February 14, 2023 (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”). The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.
Item 5. Interest in Securities of the Issuer
Items 5(a)-(e) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:
(a) The aggregate percentage of Common Stock that the Reporting Person may be deemed to beneficially own is determined in accordance with the rules of the Commission and is based on 10,214,945 shares of Common Stock of the Issuer issued and outstanding as reported in the S-3.  Based on the foregoing, the Reporting Person may be deemed to beneficially own 9.7% of the Issuer’s Common Stock in the aggregate.
The Reporting Person beneficially owns, in the aggregate, 989,645 shares of Common Stock.
(b) Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote: 981,092
Shared power to vote or to direct the vote: 8,553
Sole power to dispose or to direct the disposition of: 981,092
Shared power to vote or to direct the disposition of: 8,553

(c) Except as otherwise described in this Schedule 13D, the Reporting Person has not effected any transaction related to the Common Stock during the past 60 days.
(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 12, 2024
SHAWN IADONATO

/s/ Shawn Iadonato
Name: Shawn Iadonato